SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13G
                                 (Rule 13d-102)

             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (Amendment No._______)*



                       General Surgical Innovations, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   0003710131
--------------------------------------------------------------------------------
                                 (CUSIP Number)




*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)








                                Page 1 of 6 Pages

------------------------------                     -----------------------------
CUSIP NO. 0003710131                  13 G                   Page 2 of 6 Pages
------------------------------                     -----------------------------

--------------------------------------------------------------------------------
1           NAME OF REPORTING PERSONS
            SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                     Thomas Fogarty, M.D. ("Fogarty")
                     Tax ID Number:
--------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a)  [ ]  (b)  [x]
--------------------------------------------------------------------------------
3           SEC USE ONLY

--------------------------------------------------------------------------------
4           CITIZENSHIP OR PLACE OF ORGANIZATION
                     U.S. Citizen
--------------------------------------------------------------------------------
         NUMBER OF SHARES           5        SOLE VOTING POWER
           BENEFICIALLY                      1,860,013  shares,  of which 27,454
          OWNED BY EACH                      are shares  issuable  upon exercise
         REPORTING PERSON                    of a stock option.
              WITH                 ---------------------------------------------
                                    6        SHARED VOTING POWER
                                             256,270  shares,  of which  209,184
                                             are  directly  owned by Three  Arch
                                             Partners,  L.P.("TAP")  and  47,086
                                             are  directly  owned by Three  Arch
                                             Associates,  L.P. ("TAA").  Fogarty
                                             is a general  partner of Three Arch
                                             Management Partners,  L.P. ("TAM"),
                                             the general partner of TAP and TAA,
                                             and may be  deemed  to have  shared
                                             power to vote these shares.
                                   ---------------------------------------------
                                    7        SOLE DISPOSITIVE POWER
                                             1,860,013  shares,  of which 27,454
                                             are shares  issuable  upon exercise
                                             of a stock option.
                                   ---------------------------------------------
                                    8        SHARED DISPOSITIVE POWER
                                             256,270  shares,  of which  209,184
                                             are  directly   owned  by  TAP  and
                                             47,086 are  directly  owned by TAA.
                                             Fogarty  is a  general  partner  of
                                             TAM, the general partner of TAP and
                                             TAA,  and  may be  deemed  to  have
                                             shared  power to  dispose  of these
                                             shares.

--------------------------------------------------------------------------------
9           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
            REPORTING PERSON                                         2,116,283
--------------------------------------------------------------------------------
10          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
            EXCLUDES CERTAIN SHARES*                                       [ ]
--------------------------------------------------------------------------------
11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                                                         16.04%
--------------------------------------------------------------------------------
12          TYPE OF REPORTING PERSON*
                                                                            IN
--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 3 of 6 Pages


ITEM 1(a).        NAME OF ISSUER:
                  ---------------

                  General Surgical Innovations, Inc.

ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                  ------------------------------------------------

                  3172-A Porter Drive
                  Palo Alto, CA  94304

ITEM 2(a).        NAME OF PERSONS FILING:
                  -----------------------

                  This Statement is filed by Thomas Fogarty, M.D. ("Fogarty"). The foregoing individual is referred to as the "Reporting Person").

ITEM 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:
                  -------------------------------------------------------------

                  The address of the principal business office for the Reporting Person is:

                  Three Arch Partners
                  2800 Sand Hill Road, Suite 270
                  Menlo Park, CA  94025

ITEM 2(c)         CITIZENSHIP:
                  ------------

                  Fogarty is a United States citizen.

ITEM 2(d).        TITLE OF CLASS OF SECURITIES:
                  -----------------------------

                  Common Stock

ITEM 2(e).        CUSIP NUMBER:
                  -------------

                  CUSIP # 0003710131

ITEM 3.           Not Applicable
                  --------------

                                                               Page 4 of 6 Pages


ITEM 4.           OWNERSHIP:
                  ----------

                  The following information with respect to the ownership of the Common Stock of the issuer by the person filing this Statement is provided as of December 31, 1996:

                           (a)       Amount beneficially owned:
                                     --------------------------

                                    See Row 9 of cover  page  for the  Reporting
                                    Person.

                           (b)       Percent of Class:
                                     -----------------

                                    See Row 11 of cover  page for the  Reporting
                                    Person.

                           (c)      Number of shares as to which  such  person
                                    --------------------------------------------
                                    has:
                                    ----

                                             (i)      Sole  power  to vote or to
                                                      --------------------------
                                                      direct the vote:
                                                      ----------------

                                                      See  Row 5 of  cover  page
                                                      for the Reporting Person.

                                             (ii)     Shared power to vote or to
                                                      --------------------------
                                                      direct the vote:
                                                      ----------------

                                                      See  Row 6 of  cover  page
                                                      for the Reporting Person.

                                             (iii)    Sole  power to  dispose or
                                                      --------------------------
                                                      to direct the  disposition
                                                      --------------------------
                                                      of:
                                                      ---

                                                      See  Row 7 of  cover  page
                                                      for the Reporting Person.

                                             (iv)     Shared power to dispose or
                                                      --------------------------
                                                      to direct the  disposition
                                                      --------------------------
                                                      of:
                                                      ---

                                                      See  Row 8 of  cover  page
                                                      for the Reporting Person.

                                                               Page 5 of 6 Pages


ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
                  ---------------------------------------------

                  Not applicable.

ITEM 6.

                  OWNERSHIP  OF MORE THAN  FIVE  PERCENT  ON  BEHALF OF  ANOTHER
                  --------------------------------------------------------------
                  PERSON:
                  -------

                  Under certain circumstances set forth in the limited partnership agreements of TAP, TAA and TAM, the general and limited partners of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner.


ITEM 7.           IDENTIFICATION  AND  CLASSIFICATION  OF THE  SUBSIDIARY  WHICH
                  --------------------------------------------------------------
                  ACQUIRED THE SECURITY  BEING REPORTED ON BY THE PARENT HOLDING
                  --------------------------------------------------------------
                  COMPANY:
                  --------

                  Not applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
                  ----------------------------------------------------------

                  Not applicable

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP:
                  -------------------------------

                  Not applicable

ITEM 10.          CERTIFICATION:
                  --------------

                  Not applicable

                                                               Page 6 of 6 Pages


                                   SIGNATURES
                                   ----------

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 12, 1997


                                        /s/ Thomas Fogarty, M.D.
                                        ----------------------------------------
                                        Thomas Fogarty, M.D.